SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------


                             SCHEDULE 13E-3/A NO. 1


       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         FIRSTCITY FINANCIAL CORPORATION
                              (Name of the Issuer)

                         FIRSTCITY FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)

                             Special Preferred Stock
                           ($.01 par value per share)
                        0.(Title of Class of Securities)

                                   33761X 206
                      (CUSIP Number of Class of Securities)

                 James R. Hawkins                          Copy to:
          FirstCity Financial Corporation              Steven D. Rubin
                6400 Imperial Drive               Weil, Gotshal & Manges LLP
                Waco, Texas  76712                 700 Louisiana, Suite 1600
                  (254) 751-1750                     Houston, Texas  77002
   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


         This statement is filed in connection with (check the appropriate box):

         a.    [ ]      The filing of solicitation materials or an information
                        statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

         b.    [ ]      The filing of a registration statement under the
                        Securities Act of 1933.


         c.    [X]       A tender offer.


         d.    [ ]       None of the above.

         Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [ ]


                            Calculation of Filing Fee

--------------------------------------------------- ---------------------------------------------------
                   Transaction                                     Amount Of Filing Fee
                    Valuation
--------------------------------------------------- ---------------------------------------------------

                  $17,794,330(1)                                        $ - 0 -(2)

(1) This amount is based upon the exchange of each outstanding share of Special Preferred Stock, $.01 par value per share, for one share of the Company's New Preferred Stock, $.01 par value per share. Currently there are 849,777 shares of Special Preferred Stock outstanding.

(2) The entire filing fee of $3,558.87 is offset by the filing fee paid by the Company in connection with its Schedule 13E-4 filed with the Commission on August 31, 1998.



            [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                  Amount previously paid:   $3,558.87

                  Form or registration no.: Schedule 13E-4

                  Filing party:             FirstCity Financial Corporation

                  Date filed:               August 31, 1998



HOFS02...:\92\54892\0013\1848\SCH8218K.08C

                             INTRODUCTORY STATEMENT


      This Amendment No. 1 (the "Amended Statement") amends and restates the Rule 13E-3 Transaction Statement filed with the Securities and Exchange Commission on September 1, 1998 by FirstCity Financial Corporation, a Delaware corporation (the "Company"). This Amended Statement is being filed pursuant to
Section 13(e)(1) of the Securities and Exchange Act of 1934, as amended, and relates to the offer by the Company, to exchange each share of its outstanding Special Preferred Stock, $.01 par value per share (the "Special Preferred Stock"), for one share of the Company's New Preferred Stock, $.01 par value per share (the "New Preferred Stock"). The offer to exchange will expire at 12:00 midnight, New York City time on Tuesday, September 29, 1998.

      The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the Items of this Amended Statement in the Amendment No. 1 to Schedule 13E-4 (the "Schedule 13E-4") that was filed by the Company contemporaneously with this Amended Statement. The information in the Schedule 13E-4, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Schedule 13E-4.

      All cross references in this Amended Statement, other than cross references to the Schedule 13E-4, are to the Exchange Offer which is incorporated herein by reference to Exhibit (a)(1) of the Company's Schedule 13E-4 filed with the Commission contemporaneously with this Amended Statement.

                        Cross Reference Sheet

   Item in                                          Location in
Schedule 13E-3                                Related Schedule 13E-4
--------------                                ----------------------

Item 1(a)..........................................  Item 1(a)
Item 1(b)..........................................  Item 1(b)
Item 1(c)..........................................  Item 1(c)
Item 1(d)..........................................      *
Item 1(e)..........................................      *
Item 1(f)..........................................      *
Item 2(a)..........................................      *
Item 2(b)..........................................      *
Item 2(c)..........................................      *
Item 2(d)..........................................      *
Item 2(e)..........................................      *
Item 2(f)..........................................      *
Item 2(g)..........................................      *
Item 3(a)..........................................      *
Item 3(b)..........................................      *
Item 4(a)..........................................      *
Item 4(b)..........................................      *
Item 5(a)..........................................  Item 3(b)
Item 5(b)..........................................  Item 3(c)
Item 5(c)..........................................  Item 3(d)
Item 5(d)..........................................  Item 3(e)
Item 5(e)..........................................  Item 3(f)
Item 5(f)..........................................  Item 3(i)
Item 5(g)..........................................  Item 3(j)
Item 6(a)..........................................  Item 2(a)
Item 6(b)..........................................      *
Item 6(c)..........................................  Item 2(b)
Item 6(d)..........................................      *
Item 7(a)..........................................   Item 3
Item 7(b)..........................................      *
Item 7(c)..........................................   Item 3
Item 7(d)..........................................   Item 3
Item 8(a)..........................................      *
Item 8(b)..........................................      *
Item 8(c)..........................................      *
Item 8(d)..........................................      *
Item 8(e)..........................................      *
Item 8(f)..........................................      *
Item 9(a)..........................................      *
Item 9(b)..........................................      *
Item 9(c)..........................................      *
Item 10(a).........................................      *
Item 10(b).........................................   Item 4
Item 11............................................   Item 5
Item 12(a).........................................      *
Item 12(b).........................................      *


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
Item 13(a).........................................      *
Item 13(b).........................................      *
Item 13(c).........................................      *
Item 14(a).........................................  Item 7(a)
Item 14(b).........................................  Item 7(b)
Item 15(a).........................................      *
Item 15(b).........................................   Item 6
Item 16............................................  Item 8(e)
Item 17(a).........................................  Item 9(b)
Item 17(b).........................................      *
Item 17(c).........................................  Item 9(c)
Item 17(d).........................................  Item 9(a)
Item 17(e).........................................      *
Item 17(f).........................................  Item 9(f)

-------------------------

*     There is no applicable Item contained in the related Schedule 13E-4.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The answer to Item 1(a) of the Schedule 13E-4 is incorporated herein by reference.

         (b) Item 1(b) of the Schedule 13E-4 is incorporated herein by reference. The information set forth in the Exchange Offer under the captions "The Exchange Offer-General" and "The Exchange Offer-Conditions" is incorporated herein by reference.

         (c) The information set forth in the Exchange Offer under the caption "Market Information" is incorporated herein by reference. The answer to Item 1(c) of the Schedule 13E-4 is incorporated herein by reference.

         (d) The information set forth in the Exchange Offer under the caption "Market Information" is incorporated herein by reference.

         (e) Not applicable.


         (f) Pursuant to an offer by the Company dated June 18, 1997 to exchange each outstanding share of Special Preferred Stock for one share of New Preferred Stock, which offer expired on August 4, 1997, the Company retired 1,073,704 shares of Special Preferred Stock in exchange for issuance of an equal number of shares of New Preferred Stock. The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer--Background and Purposes of the Exchange Offer" is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by the issuer.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)   Not applicable.


         (b) In July 1997, the Company acquired by merger Harbor Financial Group, Inc., a company engaged in the residential and commercial mortgage banking business since 1983 (the "Harbor Merger"). The Company issued 1,580,986 shares of its common stock in exchange for 100% of Harbor Financial Group, Inc.'s outstanding capital stock in a transaction accounted for as a pooling of interests. The Company changed Harbor Financial Group, Inc.'s name to FirstCity Financial Mortgage Corporation ("Mortgage Corp.") following the Harbor Merger. Harbor Financial Group, Inc. was not an affiliate of the Company prior to the Harbor Merger. Mortgage Corp. is a wholly owned subsidiary of the Company.


ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Exchange Offer under the captions "Summary," "The Exchange Offer" and "Risk Factors" is incorporated herein by reference.

         (b) Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(c)   Not applicable.

         (d) The information set forth in the Exchange Offer under the captions "Special Factors Related to the Exchange Offer-Position of the Board; Alternatives to the Exchange Offer" and "Special Factors Related to the Exchange Offer--Plans or Proposals of the Issuer" is incorporated herein by reference.


         (e) Not applicable.

         (f) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer-Consequences for Unexchanged Special Preferred Stock" is incorporated herein by reference.

         (g) Not applicable.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Exchange Offer under the caption "The Exchange Offer-General," "The Exchange Offer-Conditions," "The Exchange Offer-Terms of the Exchange Offer" and "Description of the Outstanding Capital Stock of the Company" is incorporated herein by reference. The answer to Item 2(a) of the Schedule 13E-4 is incorporated herein by reference.

         (b) The information set forth in the Exchange Offer under the caption "The Exchange Offer-Fees and Expenses" is incorporated herein by reference.

         (c) Not applicable.

         (d) Not applicable.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(d) The information set forth in the Exchange Offer under the captions "Summary-Structure, Timing and Effects of Exchange Offer," "Special Factors Related to the Exchange Offer-Background and Purposes of the Exchange Offer," "Special Factors Related to the Exchange Offer-Position of the Board; Alternatives to the Exchange Offer," "Special Factors Relating to the Exchange Offer-Consequences for Unexchanged Special Preferred Stock," "Certain Federal Income Tax Considerations" and "Risk Factors" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(f) The information in the Exchange Offer under the captions "Special Factors Related to the Exchange Offer-Position of the Board; Alternatives to Exchange Offer," "Special Factors Relating to the Exchange Offer-Fairness of the Exchange Offer" and "The Exchange Offer-Conditions" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer-Fairness of the Exchange Offer" is incorporated herein by reference.

         (b)-(c) Not applicable.

ITEM 10   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer-Interests in the Special Preferred Stock" is incorporated herein by reference.

         (b) Not applicable.

ITEM 11 CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Not applicable.

ITEM 12 PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in the Exchange Offer under the captions "Special Factors Related to the Exchange Offer-Interests in the Special Preferred Stock" is incorporated by reference herein.

         (b) The information set forth in the Exchange Offer under the caption "Special Factors Related to the Exchange Offer-Position of the Board" is incorporated herein by reference.

ITEM 13   OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the Exchange Offer under the caption "The Exchange Offer-Appraisal Rights" is incorporated by reference herein.

         (b)-(c) Not applicable.

ITEM 14   FINANCIAL INFORMATION.


         (a) The information set forth in the Exchange Offer under the captions "Capitalization" and "Financial Information" is incorporated herein by reference. The information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and in the Company's quarterly report on Form 10-Q for the period ended June 30, 1998 is incorporated herein by reference. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 refers to the New Preferred Stock as the "Adjusting Rate Preferred Stock." The answer to Item 7(a) of the Schedule 13E-4 is incorporated herein by reference.


         (b) Not applicable.

ITEM 15   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


         (a) The information set forth in the Exchange Offer under the captions "The Exchange Offer-Fees and Expenses" and "The Exchange Offer-Miscellaneous" is incorporated herein by reference. The answer to Item 6 of the Schedule 13E-4 is incorporated herein by reference.


         (b) The information set forth in the Exchange Offer under the captions "The Exchange Offer-Fees and Expenses" and "The Exchange Offer-Miscellaneous" is incorporated herein by reference. The answer to Item 6 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 16   ADDITIONAL INFORMATION.

         To the extent material, additional information included in response to this Item 16 is contained in the Exchange Offer, which is incorporated herein by reference. The answer to Item 8(e) of the Schedule 13E-4 is incorporated herein by reference.

ITEM 17   MATERIAL TO BE FILED AS EXHIBITS.

         (a)   None.

         (b)   None.

         (c)   None.

         (d) The answer to Item 9(a) of the Schedule 13E-4 is incorporated herein by reference.

         (e) Not applicable.

         (f) Not applicable.

                                    SIGNATURE
                                    ---------



             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     FirstCity Financial Corporation


                                     By:   Matt A. Landry, Jr.
                                           ------------------------------
                                     Name: Matt A. Landry, Jr.
                                     Title: Executive Vice President and
                                            Chief Administrative Officer



September 21, 1998





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